July 28, 2011

Attention: Barbara C. Jacobs

Re:

Patents Professionals, Inc.

Amendment no. 5 to Registration Statement on Form S-1

Filed May 18, 2011

File No. 333-160031

Dear Ms. Jacobs

Thank you for your letter dated June 13, 2011 and commenting on our S-1 filing. Please find below our answers to your comments.

General

1.

We note your response to prior comment 1 and we continue to believe that you have not responded to our comment. As previously requested, please provide us with a legal analysis of whether "an equity stake or royalty in the sale or sales of the product or idea" constitutes a security for purposes of section 3(a)(1) of the Investment Company Act of 1940. This legal analysis should include detail on what it actually means to take an equity stake in a product or idea.

I.

Facts

The Company’s Form S-1, as amended, states, in relevant part, “[t]he Company will take an equity position in the product and pay for the patent application on behalf of the inventor.  The patents will be applied listing both the inventor and the Company as co-patent holders.  The estimated cost of a US patent application is between $20,000 and $30,000 US.  The Company does not intend to market any of the products it accepts for patent application, once a patent pending has been issued it is the company’s intent to sell the patent application to an individual or Company who already operates within the same industry.  The Company will negotiate with each inventor on the Company’s equity share but the Company’s standard offer will be 50% ownership in the invention.”

For the purposes of this response, the Company refers to “an equity stake or royalty in the sale or sales of the product or idea” as the “Profit Sharing Interest.”

II.

 Applicable Statutory Law

Section 2(a)(36) the Investment Company Act of 1940 (the “Investment Company Act”) defines “security” in the same manner as “security” is defined in Section 2(1) of the Securities Act of 1933, as amended (the “Securities Act”).  Accordingly, the legal analysis of whether the Profit Sharing Interest is a “security” for purposes of Section 2(a)(36) of the Investment Company Act is established by determining whether the Profit Sharing Interest is a “security” under Section 2(1) of the Securities Act.

III.

 The Prospective Profit Sharing Interests are not Securities

Based upon the foregoing facts and the analysis set forth herein, it is our view that the Profit Sharing Interest prospectively created from time to time by customers of the Company would not constitute a “security,” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

Section 2(1) of the Securities Act, as amended, defines a “security” as including:  any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate,

certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, ... or, in general, any interest or instrument commonly known as a ‘security,’ or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

15 U.S.C. § 77b(1).

The definition of a security in section 2(1) of the Securities Act includes both interests whose names have commonly accepted meanings, such as any note, stock, bond or debenture, as well as interests of “more variable character [that] were necessarily designated by more descriptive terms.”  SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344, 351 (1943).  The term “equity stake or royalty in the sale or sales of the product or idea [the Profit Sharing Interest]” stated in the Company’s Form S-1, as amended, is not enumerated as a traditional class of security in Section 2(1).   However, certain non-traditional equity interests or participations have been found to be securities by virtue of being “investment contracts,” a term listed in Section 2(1).

Since the Supreme Court decided SEC v. W.J. Howey Co., 328 U.S. 293 (1946), investment contracts have come to be interpreted as the general or catch-all classification of interest which in substance, if not form, are intended to be included within definition of the term “security,” as Congress would have thought, and, thus, subject to regulation.  Accordingly, the question of whether the Profit Sharing Interest is a “security” under the Securities Act turns on whether the Profit Sharing Interest constitutes an “investment contract.”

In Joiner Leasing, the Supreme Court reasoned that the substance of a transaction would control whether a particular interest is a security, and not the particular label, form or name attached to such interest.  344 U.S. at 352-53.  Following the general approach established in Joiner Leasing, the Supreme Court articulated the criteria necessary for determining the existence of an investment contract in seminal case, Howey.  The Howey test focuses on the economic realities of a transaction between parties.  See, e.g., Tcherepnin v. Knight, 389 U.S. at 336 (stating in interpreting the term “security” that “form should be disregarded for substance and the emphasis should be on economic reality”) (citing Howey, 328 U.S. at 298).  An interest constitutes an investment contract when it: (i) involves an investment of money, (ii) in a common enterprise, (iii) with an expectation profits, (iv) to come solely from the efforts of others.  Howey, 328 U.S. at 301.  Although the Supreme Court defined only an investment contract in Howey, it subsequently stated that the economic realities test “embodies the essential attributes that run through all of the Court’s decisions defining a security.”  United Housing Foundation. Inc. v. Forman, 421 U.S. 837, 852 (1975); see also Landreth Timber Co. v. Landreth, 471 U.S. 681, 691 n.5 (1985) (stating that “investment contracts” and an “instrument commonly known as a security” are properly analyzed by applying the Howey test);  Marine Bank v. Weaver, 455 U.S. 551, 559 (1982) (holding that a certificate of deposit is not a security).

The Profit Sharing Interests do not meet the first, second, third or fourth criteria for “investment contracts” established in Howey.

The first criterion of Howey is that there be an investment of money.  The Profit Sharing Interests to be acquired by the Company do not require the Company to pay cash or any other property to acquire their Profit Sharing Interests.  The Profit Sharing Interests would come to the Company by way of a contractual arrangement for the Company to handle the patent application and sale process for its customers.  This arrangement is more akin to a situation interpreted by the U.S. Court of Appeals for the 7th Circuit, finding that an arrangement between a broker and customer to split the profits in a customer’s account was not a profit sharing agreement (because it lacked the necessary “commonality” to be a security).  See, Hirk v. Agri-Research Council, Inc., 561 F.2d 96, 102 (7th Cir. 1977).  In that vein, the Profit Sharing Interests, as individual contracts specific to the Company and its customers, will not be marketed as investments, as securities are.   Only the Company will be a person who can provide the narrow and unique services by way of contract in exchange for the Profit Sharing Interests.  The Company will not be investing any money.  Therefore, the first criterion of Howey is not met.

The second criterion of Howey is that there be a “common enterprise,” meaning a sharing or pooling of funds or other assets by several investors and profits derived from these funds.  In Hirk, the court found there to be no common enterprise where a person invests money in a discretionary futures trading account with a broker who agrees to share 25% of the trading profits as compensation for the broker’s services because there was no sharing or pooling of funds by more than one investor.  The Company is agreeing to a share of the profit of the sale of a patent with its customer, and no person other than the Company will participate in the profit of its portion of ownership in the patent.  As mentioned above, the Profit Sharing Interests are individual contracts specific to the Company and its customers, and the Profit Sharing Interests will not be marketed as investments, as securities are.  Therefore, as in Hirk, because there will be no sharing or pooling of funds or other assets by several investors, there is no common enterprise to the Profit Sharing Interests., and the second criterion of Howey is not met.

Even under the vertical commonality test to find a “common enterprise” espoused by the Supreme Court in S.E.C. v. Glen W. Turner Enterprises, Inc., 474 F.2d 476 (9th Cir. 1973), there is no “common enterprise” in the Profit Sharing Interests.  Under Turner “a common enterprise is one in which the fortunes of the investor are interwoven with and dependent upon the efforts and success of those seeking the investment.”  Id. at 482.  The Company is not dependent upon the efforts and success of its customers.  On the contrary, the Company is dependent upon the efforts and success of itself because in providing its patent application and sales services, customers can only supply their ideas or technology underlying the patent application.  The Company will have no dependence on the efforts of its customers, because the Company will be handling the patent application and sales services itself, being in complete control of their own efforts.  In this light there is no vertical commonality, and the Profit Sharing interest is more akin to a contractual acquisition of a property interest, in this case, a portion of intellectual property, than a security.

The third and fourth criteria of Howey are that the investor have an expectation of profits to come from the efforts of others.  The Supreme Court has defined “profits” as: (i) capital appreciation resulting from the development of the initial investment, or (ii) participation in earnings resulting from the use of investor funds.  Forman, 421 U.S. at 852.  In such cases, because an investor is “‘attracted solely by the prospects of a return on their investment,’” the securities laws are applicable.  Id. (citing Howey, 328 U.S. at 300).  By contrast, “when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.” Id. at 852-53.

The Company has no expectation of profit with respect to the Profit Sharing Interests.  As the above facts indicate, the Company expects profits as a result of its own ability to successfully apply for and sell the patents interests.  The ability of the Company’s customers is inapposite because its customers will not be performing the services of the Company, the very services upon which the Company itself depends in order to make profits.  Accordingly, the Profit Sharing Interests are not securities because the economic reality of the Company becoming a party to a Profit Sharing Interest is that the Company parts with its money in providing patent application and the sale services itself, and not for the purpose of reaping profits from the efforts of others (its customers), but for the purpose of having a right to the profitability underlying a patent, a commodity for personal consumption.  See Forman, 421 U.S. at 858.

IV.

 Conclusion

The Profit Sharing Interests are not securities because they are not among the items listed as a security under Section 2(1) of the Securities Act and do not meet the definition of an “investment contract” under the seminal case of Howey or other case law.

2.

Please update your financials pursuant to Rule 8-08 of Regulation S-X.

We had updated our financials accordingly pursuant to Rule 8-08 of Regulation S-X.

Note 7. Subsequent Events. page 42

3.

We note your response to prior comment 4 and your revised disclosure in Note 7. Please revise to clearly disclose whether the date through which subsequent events have been evaluated (February 28, 2011) is the date the financial statements were issued or whether it is the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

We had revised Note 7 disclosing the actual date through which subsequent events have been evaluated. pursuant to ASC 855-10-50-1.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206

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